Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

November 10, 2011

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This management’s discussion and analysis may contain forward-looking statements within the meaning of securities laws.  Such statements include, but are not limited to, statements relating to:

•	our ability to obtain the substantial capital required to fund research and operations;
•	our plans to obtain partners to assist in the further development of our product candidates;
•
our expectations with respect to existing and future corporate alliances and licensing transactions with third parties, and the receipt and timing of any payments to be made by us or to us in respect of such arrangements;

•	our expectations regarding future financings;
•	our plans to conduct clinical trials and pre-clinical programs;
•	the length of clinical trials;
•	the partnering potential of our products;
•	our business strategy;
•	our expectations regarding the progress and the successful and timely completion of the various stages of our drug discovery, pre-clinical and clinical studies and the regulatory approval process;
•	our plans, objectives, expectations and intentions; and
•	other statements including words such as “anticipate”, “contemplate”, “continue”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions.

The forward-looking statements reflect our current views with respect to future events, are subject to risks and uncertainties, and are based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

•	our ability to continue to operate as a going concern;
•	our ability to obtain the substantial capital required to fund research and operations;
•	our lack of product revenues and history of operating losses;
•
our early stage of development, particularly the inherent risks and uncertainties associated with (i) developing new drug candidates generally, (ii) demonstrating the safety and efficacy of these drug candidates in clinical studies in humans, and (iii) obtaining regulatory approval to commercialize these drug candidates;

•	our ability to recruit patients for clinical trials;
•	the progress of our clinical trials;
•
our liability associated with the indemnification of 4325231 Canada Inc. and its directors, officers and employees in respect of the plan of arrangement and corporate reorganization completed on July 10, 2007;

•	our ability to find and enter into agreements with potential partners;
•	our drug candidates require time-consuming and costly preclinical and clinical testing and regulatory approvals before commercialization;
•
clinical studies and regulatory approvals of our drug candidates are subject to delays, and may not be completed or granted on expected timetables, if at all, and such delays may increase our costs and could delay our ability to generate revenue;

•	the regulatory approval process;
•	our ability to attract and retain key personnel;
•	our ability to obtain patent protection;
•	our ability to protect our intellectual property rights and not infringe on the intellectual property rights of others;
•	our ability to comply with applicable governmental regulations and standards;
•	development or commercialization of similar products by our competitors, many of which are more established and have or have access to greater financial resources than us;
•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties;
•	our business is subject to potential product liability and other claims;
•	our ability to maintain adequate insurance at acceptable costs;
•	further equity financing may substantially dilute the interests of our shareholders;
•	changing market conditions; and
•
other risks detailed from time-to-time in our on-going quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the SEC, and those which are discussed under the heading “Risk Factors” in this document.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein.  These forward-looking statements are made as of the date of this managements discussion and analysis or, in the case of documents incorporated by reference herein, as of the date of such documents, and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law.  We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, Lorus Therapeutics Inc. (“Lorus”, the “Company”, “we”, “our”, “us” and similar expressions) has financed its operations and technology acquisitions primarily from equity and debt financing, proceeds from the exercise of warrants and stock options, and interest income on funds held for future investment.     We plan to continue our development programs from internal resources as they are available.

There is significant doubt about the Company’s ability to continue as a going concern because management has forecasted that the Company's current level of cash and cash equivalents will not be sufficient to execute its current planned expenditures for the next 12 months without further investment. The Company is currently in discussion with several potential investors to provide additional funding. Management believes that it will complete one or more of these arrangements in sufficient time to continue to execute its planned expenditures without interruption. However, there can be no assurance that the capital will be available as necessary to meet these continuing expenditures, or if the capital is available, that it will be on terms acceptable to the Company. The issuance of common shares by the Company could result in significant dilution in the equity interest of existing shareholders. The Company is also considering alternatives to delay its research program until financing is available, amongst other cost savings measures. There can be no assurance that the Company will be able to obtain sufficient financing to meet future operational needs. As a result, there is a significant doubt as to whether the Company will be able to continue as a going concern and realize its assets and pay its liabilities as they fall due.

The Management’s Discussion and Analysis (“MD&A”) does not reflect the adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying unaudited condensed consolidated interim financial statements. Such amounts could be material.

This MD&A is prepared as of November 10, 2011. It contains certain forward-looking statements that involve known and unknown risks and uncertainties which are beyond the control of the Company. This MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements of the Company for the three months ended August 31, 2011 which are incorporated by reference herein and form an integral part of this MD&A.

OVERVIEW

Lorus is a development stage life sciences company focused on the discovery, research and development of effective anticancer therapies with a high safety profile.  Lorus has worked to establish a diverse anticancer product pipeline, with products in various stages of development ranging from pre-clinical to a completed Phase II clinical trial.  A growing intellectual property portfolio supports our diverse product pipeline.

We believe that the future of cancer treatment and management lies in drugs that are effective, have minimal side effects, and therefore improve a patient's quality of life.  Many drugs currently approved for the treatment and management of cancer are toxic with severe side effects, and we therefore believe that a product development plan based on effective and safe drugs could have broad applications in cancer treatment.  Lorus' strategy is to continue the development of our product pipeline using several therapeutic approaches. Each therapeutic approach is dependent on different technologies, which we believe mitigates the development risks associated with a single technology platform.  We evaluate the merits of each product throughout the clinical trial process and consider commercial viability as appropriate.  The most advanced anticancer drugs in our pipeline, each of which flow from different platform technologies, are small molecules, antisense, and immunotherapeutics.

Our business model is to take our product candidates through pre-clinical testing and into Phase I and Phase II clinical trials.  It is our intention to then partner or co-develop these drug candidates after successful completion of Phase I or II clinical trials.  Lorus will give careful consideration in the selection of partners that can best advance its drug candidates into a pivotal Phase III clinical trial and, upon successful results, commercialization.  Our objective is to receive upfront and milestone payments as well as royalties from such partnerships, which will support continued development of our other product candidates.

Our success is dependent upon several factors, including, maintaining sufficient levels of funding through public and/or private financing, establishing the efficacy and safety of our products in clinical trials and securing strategic partnerships.

Our net loss for the three months ended August 31, 2011 was $1.1 million ($0.06 per share) compared with $1.2 million ($0.12 per share) during the same period in fiscal 2011. Increased research and development expenditures of $75 thousand due to increased spending on our LOR-253 Phase I clinical development program as well as increased stock based compensation of $10 thousand offset by lower general administrative expenses of $85 thousand primarily due to $95 thousand in financing fees related to a proposed financing terminated during the quarter ended August 31, 2010 resulted in the overall decrease in net loss during the quarter.

We utilized cash of $1.1 million in our operating activities in the three months ended August 31, 2011 compared with $661 thousand in the same period in the prior year.  The increase is primarily a result of delayed payment of accounts payable and accrued liabilities balances in the three months ended August 31, 2010 which reduced cash outflows in the quarter.

At August 31, 2011, we had cash and cash equivalents and short-term investments of $1.7 million compared to $911 thousand at May 31, 2011.

RESULTS OF OPERATIONS

Research and Development
Research and development expenses totaled $589 thousand in the three months ended August 31, 2011 compared to $514 thousand during the same period in the prior year.  Research and development costs consist of the following:

Three months ended August 31,

	2011	2010

Stock based compensation	26	16
Depreciation of equipment	9	10
Program costs	554	488
Total	589	514

Program costs by program:
Small molecules:	554	349
RNA-Targeted Therapies:	-	139
Immunotherapy	-	-
Total	554	488

The increase in research and development costs during the three months ended August 31, 2011 is due to increased stock based compensation of $10 thousand resulting from larger than usual stock option grants in fiscal 2011 as well as increased program spending of $66 thousand.

We are not continuing to develop our RNA-targeted therapies from our own resources and are currently seeking partnership to further advance these technologies.  As such there were no expenditures related to this program during the quarter.  The research and development expenditures related to our small molecule program increased in comparison with the same quarter last year due to the ongoing Phase I clinical trial of LOR-253 initiated in January 2011.

General and Administrative
General and administrative expenses totaled $533 thousand for the three months ended August 31, 2011 compared to $618 thousand in the same period in the prior year.

Three months ended August 31,

	2011	2010

Stock based compensation	53	24
Depreciation of equipment	3	4
General and administrative excluding salaries	257	343
Salaries	220	247
Total	533	618

General and administrative costs have decreased in the three months ended August 31, 2011 compared with the prior year primarily due to $95 thousand in financing fees related to a proposed financing terminated during the quarter ended August 31, 2010.  In addition there are lower personnel costs in the current quarter due to headcount reduction offset by higher accounting costs associated with the transition to IFRS.  Stock based compensation expense is higher for the three months ended August 31, 2011 resulting from larger than usual stock option grants in fiscal 2011

Finance Expense
Finance expense for the three months ended August 31, 2011 was $nil compared with $28 thousand for the three months ended August 31, 2010.  Finance expense for the quarter ended August 31, 2010 relates to interest accrued at a rate of 10% on the related party promissory notes described below. There were no interest bearing liabilities outstanding at August 31, 2011.

Finance Income
Finance income totaled $2 thousand in the three months ended August 31, 2011 compared to $4 thousand in the same period in the prior year. Finance income represents interest earned on our cash and cash equivalent and short term investment balances.

Net loss for the period
For the reasons discussed above, our net loss for the three months ended August 31, 2011 decreased slightly to $1.1 million ($.06 per share) compared to $1.2 million ($0.12 per share) in the same period in the prior year.

UNIT FINANCING

August 2011
On July 22, 2011, Lorus filed a final short-form prospectus in connection with a best efforts offering (the "Offering") of a minimum of 5,000,000 units of the Company (the "Units") at a price of $0.40 per Unit for gross proceeds of $2,000,000 and a maximum of 10,000,000 Units for gross proceeds of $4,000,000.  Each Unit consisted of one common share of Lorus (a "Common Share") and one common share purchase warrant of Lorus (a "Warrant").  Each Warrant entitles the holder to purchase one Common Share for five years after the closing of the Offering at an exercise price of $0.45 per Common Share (the "Exercise Price").  If on any date (the "Accelerated Exercise Date") the 10-day volume weighted average trading price of the Common Shares on the Toronto Stock Exchange equals or exceeds 200% of the Exercise Price, then upon the Company sending the holders of Warrants written notice of such Accelerated Exercise Date and issuing a news release announcing such Accelerated Exercise Date, the Warrants shall only be exercisable for a period of 30 days following the date on which such written notice is sent to holders of Warrants.
In connection with the Offering, Herbert Abramson, a director of Lorus, entered into an irrevocable commitment letter on June 20, 2011, and amended July 11, 2011, to purchase, directly or indirectly, common shares and common share purchase warrants (or as may otherwise be agreed) in the capital of Lorus (collectively the "Securities") having an aggregate subscription price equal to the difference (the "Commitment Amount"), if any, between (a) the sum of (i) the gross proceeds realized by Lorus in the Offering and (ii) the gross proceeds received by Lorus in respect of all financings completed by Lorus from the date of the final short-form prospectus to November 30, 2011 and (b) $4.0 million.
The Offering closed on August 15, 2011 for total gross proceeds of $2.2 million.  In connection with the Offering, Lorus has issued 5.5 million Common Shares and 5.5 million Warrants.
Mr. Abramson purchased 2.4 million Units as part of the Offering.

The total costs associated with the transaction were approximately $350 thousand which included the $$25 thousand which represented the fair value of the brokers' warrants issued as part of the Offering.  Each such broker warrant is exercisable for one Unit at a price of $0.40 per Unit for a period of 24 months following the closing of the Offering.. The Company has allocated the net proceeds of the Offering to the common shares and the common share purchase warrants based on their estimated relative fair values. Based on relative fair values, $1.2 million of the net proceeds were allocated to the common shares and $624 thousand to the common share purchase warrants.

PRIVATE PLACEMENT
December 2010

On December 1, 2010, pursuant to a private placement, the Company issued 1.6 million common shares in exchange for gross cash consideration of $1.66 million.  The total costs associated with the transaction were approximately $20 thousand.  Mr. Herbert Abramson, a director of the Corporation, subscribed for 1,410,000 common shares, representing approximately 89% of the total number of common shares issued through the private placement. No commission was paid in connection with the private placement.

RIGHTS OFFERING

November 2010
On August 27, 2010 the Company announced a proposed rights offering as described below including a $4 million standby purchase agreement from a director of the Company, Mr. Herbert Abramson. Mr. Abramson also provided the Company with interim financing by way of three $500 thousand monthly loans, advanced on August 11, 2010, September 13, 2010 and October 5, 2010. The loans were unsecured, had a six-month term (or the earlier of the closing of the rights issue) and bore interest at the annual rate of 10%. All three notes were repaid upon the close of the rights offering described below.

On September 27, 2010 Lorus filed a final short form prospectus in each of the provinces of Canada in connection with a distribution to its shareholders in eligible jurisdictions outside the United States of rights exercisable for units of the Company (the “Rights Offering”).

Under the Rights Offering, holders of common shares of the Company as of October 12, 2010, the record date, received one right for each common share held as of the record date. Each two rights entitled the holder thereof to purchase a unit of the Company at a price of $1.11 per unit. Each unit consisted of one common share of the Company and one warrant to purchase an additional common share of the Company at a price of $1.33 until May 2012.

A total of 4.2 million units of the Company at a price of $1.11 per unit were issued in connection with the Rights Offering. As a result of the Rights Offering Lorus issued 4.2 million common shares and 4.2 million common share purchase warrants for net proceeds of $4.2 million.

In connection with the rights offering, the Company secured a standby purchase arrangement of $4 million by Herbert Abramson, one of Lorus’ directors. Mr. Abramson agreed to make an investment such that the minimum gross proceeds of the proposed rights offering would be $4 million. No fee was payable to Mr. Abramson for this commitment. In accordance with the terms of the stand-by purchase agreement, Mr. Abramson subscribed for 3.6 million of the 4.2 million units of the offering for $4.0 million.

The total costs associated with the transaction were approximately $370 thousand.  The Company has allocated the net proceeds of the Rights Offering to the common shares and the common share purchase warrants based on their relative fair values.  Based on relative fair values, $3.2 million of the net proceeds were allocated to the common shares and $1.0 million to the common share purchase warrants.

RELATED PARTY TRANSACTIONS

On August 27, 2010 the Company announced a proposed rights offering as described under ‘Rights Offering’ including a $4 million standby purchase agreement from a director of the Company, Mr. Herbert Abramson. Mr. Abramson also provided the Company with interim financing by way of three $500 thousand monthly loans, advanced on August 11, 2010 (outstanding at August 31, 2010), September 13, 2010 and October 5, 2010. The loans were unsecured, had a six-month term (or the earlier of the closing of the rights issue) and bore interest at the annual rate of 10%. All three notes were repaid upon the close of the Rights Offering.

In April 2010, the Company entered into a loan agreement with a company related to Mr. Abramson to borrow $1 million.  The loan amount, which was received on April 14, 2010, was unsecured, evidenced by a promissory note and bore interest at the annual rate of 10%.  The principal and interest amount were due in six months and later extended a further three months.  The principal amount was repaid in November 2010.

These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

See also ‘Unit Financing’, ‘Rights Offering’ and ‘Private Placement’ for additional related party transactions and details.

WARRANT EXPIRY

The warrants issued on November 27, 2009 expired unexercised on May 27, 2011. This expiry resulted in a transfer of the value attributed to the expired warrants of $622 thousand to contributed surplus.

The warrants issued on August 7, 2008 expired unexercised on August 10, 2010.  This expiry results in a transfer of the value attributed to the expired warrants of $417 thousand to contributed surplus.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The selected financial information provided below is derived from the Company’s unaudited quarterly financial statements for each of the last eight quarters.

Research and development expenditures have been consistent over the past eight quarters with increased activity in the quarter ended February 28, 2011 resulting from the initiation of the Phase I clinical trial for LOR-253 and associated activities.

The increase in general and administrative costs for the quarters ended August 31, 2010 and May 31, 2010 compared with the comparative quarters in the prior year due to the write off of $95 thousand and $569 thousand respectively, in costs associated with a terminated financing initiative.  Increased expense in the quarter February 28, 2011 was due to one time stock option expense related to a large tranche of options with partially immediate vesting.

Cash used in operating activities was significantly lower in the quarters ended August 31, 2010, May 31, 2010 and November 30, 2009 due primarily to increased accounts payables and accrued liabilities balances.

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
(Amounts in 000’s except for per common share data)	Aug 31, 2011	May 31, 2011	Feb 28, 2011	Nov. 30, 2010	Aug. 31, 2010	May 31, 2010	Feb 28, 2010	Nov 30, 2009
	IFRS	IFRS	IFRS	IFRS	IFRS	CGAAP	CGAAP	CGAAP

Revenue	$ ―	$ ―	$ ―	$ ―	$ ―	$ ―	$3	$79
Research and development expense	589	536	848	620	514	601	718	658
General and administrative expense	533	545	701	556	618	1,173	515	743
Net (loss)	(1,120)	(1,077)	(1,542)	(1,220)	(1,156)	(1,820)	(1,343)	(1,266)
Basic and diluted net (loss) per share	$(0.06)	$(0.07)	$(0.10)	$(0.11)	$(0.12)	$(0.18)	$(0.14)	$(0.14)
Cash used in operating activities	$(1,079)	$(934)	$(1,682)	$(2,560)	$(661)	$(271)	$(1,812)	$(651)

CASH POSITION AND OUTLOOK
At August 31, 2011, we had cash and cash equivalents and short-term investments of $1.7 million compared to $911 thousand at May 31, 2011.  In addition we have a commitment letter from Mr. Abramson to provide the Company with an additional $1.8 million by November 30, 2011 (as described above) by way of equity investment or promissory note.  The Company invests in highly rated and liquid debt instruments.  Investment decisions are made in accordance with an established investment policy administered by senior management and overseen by the board of directors.  Working capital (representing primarily cash, cash equivalents and other current assets less current liabilities) at August 31, 2011 was $979 thousand.

As discussed above, management has forecasted that the Company’s current level of cash and cash equivalents will not be sufficient to execute its current planned expenditures for the next twelve months without further investment. The Company is currently investigating various alternatives to obtain sufficient capital to continue its operations and has implemented a series of strategies to reduce research, development and overhead expenditures until such time as it can obtain additional capital to fund its operations.

If we are able to secure additional financing, we intend to use these resources to fund our existing drug development programs and develop new programs from our portfolio of preclinical research technologies. The amounts actually expended for research and drug development activities and the timing of such expenditures will depend on many factors, including the ability of the Company to raise additional capital, the progress of the Company's research and drug development programs, the results of preclinical and clinical trials, the timing of regulatory submissions and approvals, the impact of any internally developed, licensed or acquired technologies, our ability to find suitable partnership agreements to assist financially with future development, the impact from technological advances, determinations as to the commercial potential of the Company's compounds and the timing and development status of competitive products.

We do not expect to generate positive cash flow from operations in the next several years due to additional research and development costs, including costs related to drug discovery, preclinical testing, clinical trials, manufacturing costs and operating expenses associated with supporting these activities. Negative cash flow will continue until such time, if ever, that we receive regulatory approval to commercialize any of our products under development and/or royalty or milestone revenue from any such products exceeds expenses.

Until one of our drug candidates receives regulatory approval and is successfully licensed or commercialized, Lorus will continue to incur operating losses.  The magnitude of these operating losses will be largely affected by the timing and scope of future research and development, clinical trials and the Company’s ability to raise additional working capital and/or establish effective partnerships to share the costs of development and clinical trials.

Contractual Obligations and Off-Balance Sheet Financing

(a)	Operating lease commitments:
The Company has entered into operating leases for premises and equipment under which it is obligated to make minimum annual payments as described below:

(Amounts in 000’s)
	Less than 1 year	1-3 years	3-5 years	Total
Operating leases	145	104	10	259

The Company's current facility lease expires in March 2013.

(b)	Other contractual commitments:
The Company holds an exclusive world-wide license from the University of Manitoba (the "University") and Cancer Care Manitoba ("CCM") to certain patent rights to develop and sub-license certain oligonucleotide technologies.  In consideration for the exclusive license of the patent rights, the University and CCM are entitled to an aggregate of 1.67% of the net sales received by the Company from the sale of products or processes derived from the patent rights and 1.67% of all monies received by the Company from sub-licenses of the patent rights.  Any and all improvements to any of the patent rights derived in whole or in part by the Company after the date of the license agreement, being June 20, 1997, are not included within the scope of the agreement and do not trigger any payment of royalties.
The Company has not yet earned any revenue from the products covered under this agreement and, therefore, has not paid any royalties thereunder and cannot reasonably predict the timing and amount of any future payment.  The Company does not expect to make any royalty payments under this agreement in fiscal years ended May 31, 2012 or 2013, and cannot reasonably predict when such royalties will become payable, if at all.

The Company has entered into various contracts with service providers with respect to the LOR-253 phase I clinical trial.  These contracts could result in future payment commitments of approximately $860 thousand.  Of this amount $305 thousand has been accrued or paid at August 31, 2011 (May 31, 2011 - $248 thousand).  The payments will be based on services performed and amounts maybe higher or lower based on actual services performed.

(c)	Guarantees:

The Company entered into various contracts, whereby contractors perform certain services for the Company.  The Company indemnifies the contractors against costs, charges and expenses in respect of legal actions or proceedings against the contractors in their capacity of servicing the Company.  The maximum amounts payable from these guarantees cannot be reasonably estimated.  Historically, the Company has not made significant payments related to these guarantees.

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law.  The Company has acquired and maintains liability insurance for its directors and officers.  The fair value of this indemnification is not determinable.

(d)	Indemnification on Arrangement:

Under the plan of arrangement and corporate reorganization completed on July 10, 2007 (see note 1 of the financial statements for more details) (the “Arrangement”), the Company has agreed to indemnify 4325231 Canada Inc., formerly Lorus Therapeutics Inc. (“Old Lorus”) and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring:
(i)       prior to, at or after the effective time of the Arrangement ("Effective Time") and directly or indirectly relating to any of the assets of Old Lorus transferred to the Company pursuant to the Arrangement (including losses for income, sales, excise and other taxes arising in connection with the transfer of any such asset) or conduct of the business prior to the Effective Time;

(ii)       prior to, at or after the Effective Time as a result of any and all interests, rights, liabilities and other matters relating to the assets transferred by Old Lorus to the Company pursuant to the Arrangement; and

(iii)       prior to or at the Effective Time and directly or indirectly relating to, with certain exceptions, any of the activities of Old Lorus or the Arrangement.

The Company recorded a liability of $100 thousand, which it believes to be a reasonable estimate of the fair value of the obligation for the indemnifications provided as at August 31, 2011.  There have been no claims on this indemnification to date.

As at August 31, 2011, we have not entered into any off-balance sheet arrangements.

CAPITAL RISK MANAGEMENT

The Company’s objectives when managing capital are to:

•	Maintain its ability to continue as a going concern in order to provide returns to shareholders and benefits to other stakeholders;
•	Maintain a flexible capital structure which optimizes the cost of capital at acceptable risk;
•	Ensure sufficient cash resources to fund its research and development activity, to pursue partnership and collaboration opportunities and to maintain ongoing operations.

The capital structure of the Company consists of cash and cash equivalents and equity comprised of share capital, share purchase warrants, stock options, contributed surplus and deficit. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances, acquiring or disposing of assets, adjusting the amount of cash balances or by undertaking other activities as deemed appropriate under the specific circumstances.

Pursuant to the commitment letter (described above) provided by Mr. Abramson, the remaining funding commitment at August 31, 2011 is $1.8 million. Should Lorus be unable to secure financing from other sources prior to November 30, 2011 Mr. Abramson has agreed to provide $1.8 million to Lorus by way of equity investment or promissory note.  Mr. Abramson’s commitment may be subject to additional approvals, including shareholder approval.

The Company is not subject to externally imposed capital requirements.

While the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended May 31, 2011, the Company has forecasted that its current capital resources are not sufficient to carry out its research and development plans and operations for more than the next twelve months and continues to investigate various alternatives to obtain sufficient capital to continue its operations.

ACCOUNTING TRANSITION TO IFRS
On June 1, 2011, the Company adopted International Financial Reporting Standards (“IFRS”) for financial reporting purposes, with a transition date of June 1, 2010, from the previous standard of Canadian Generally Accepted Accounting Principles (“GAAP”). As is required for all Canadian public companies, Q1 2012 is the first interim reporting period under IFRS. The process to completion was intensive and taxing on the resources of a small finance team at Lorus, but was successfully completed on schedule. While there was no material impact to financial results from the transition, readers of the unaudited consolidated interim financial statements for Q1 2012 will note the significant differences in the IFRS reporting requirements. Readers are encouraged to pay particular attention to Note 15 of those financial statements for a comprehensive discussion of the financial impact of the transition to IFRS.

RISK FACTORS

Before making an investment decision with respect to our common shares, you should carefully consider the following risk factors, in addition to the other information included or incorporated by reference into this report. The risks set out below are not the only risks we face. If any of the following risks should be realized, our business, financial condition, prospects or results of operations would likely suffer. In that case, the trading price of our common shares could decline and you may lose all or part of the money you paid to buy our common shares.

Please refer to our MD&A for the year ended May 31, 2011 for a complete discussion of risks and uncertainties.

•	We are at an early stage of development. Significant additional investment will be necessary to complete the development of any of our products.
•	Our ability to continue as a going concern.

•
We need to raise additional capital.  The cash and cash equivalents on hand are not sufficient to execute our operating strategies for the next twelve months and we may not be able to raise sufficient funds to continue operations.

•	We have a history of operating losses. We expect to incur net losses and we may never achieve or maintain profitability.
•	We may be unable to obtain partnerships for one or more of our product candidates which could curtail future development and negatively impact our share price.
•	There is no assurance that an active trading market in our common shares will be sustained.
•
Clinical trials are long, expensive and uncertain processes and Health Canada or the FDA may ultimately not approve any of our product candidates. We may never develop any commercial drugs or other products that generate revenues.

•	We have indemnified Old Lorus and its directors, officers and employees in respect of the Arrangement.
•
As a result of intense competition and technological change in the pharmaceutical industry, the marketplace may not accept our products or product candidates, and we may not be able to compete successfully against other companies in our industry and achieve profitability.

•
We may be unable to obtain patents to protect our technologies from other companies with competitive products, and patents of other companies could prevent us from manufacturing, developing or marketing our products.

•	Our products and product candidates may infringe the intellectual property rights of others, which could increase our costs.
•	Our share price has been and may continue to be volatile and an investment in our common shares could suffer a decline in value.
•	Future sales of our common shares by us or by our existing shareholders could cause our share price to fall.

FINANCIAL INSTRUMENTS

(a) Financial instruments

The Company has classified its financial instruments as follows:

	Aug 31, 2011	May 31, 2011	June 1, 2010
Financial assets
Cash and cash equivalents, consisting of guaranteed
investment certificates, held for trading, measured
at fair value through loss or profit	$1,703	$911	$667

Short-term investments, held-for-trading,
recorded at fair value through loss or profit	-	-	247

Financial liabilities
Accounts payable, measured at amortized cost	169	215	387

Accrued liabilities, measured at amortized cost	1,039	944	1,458

Promissory note payable, measured at amortized cost	-	-	1,000

At August 31, 2011, there are no significant differences between the carrying values of these amounts and their estimated market values due to their short-term nature.

 (b) Financial risk management

The Company has exposure to credit risk, liquidity risk and market risk.  The Company's Board of Directors has the overall responsibility for the oversight of these risks and reviews the Company's policies on an ongoing basis to ensure that these risks are appropriately managed.

(i) Credit risk

Credit risk is the risk of financial loss to the Company if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's cash and cash equivalents.  The carrying amount of the financial assets represents the maximum credit exposure.

The Company manages credit risk for its cash and cash equivalents by maintaining minimum standards of R1 low or A low investments and the Company invests only in highly rated Canadian corporations with debt securities that are traded on active markets and are capable of prompt liquidation.

(ii) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the Board considers securing additional funds through equity, debt or partnering transactions.  The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows.  Refer to note 2(b) for further discussion on the Company's ability to continue as a going concern.

(iii) Market risk

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices will affect the Company's income or the value of its financial instruments.

The Company is subject to interest rate risk on its cash and cash equivalents and short-term investments.  The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the relative short-term nature of the investments.  The Company does not have any material interest bearing liabilities subject to interest rate fluctuations.

Financial instruments potentially exposing the Company to foreign exchange risk consist principally of accounts payable and accrued liabilities.  The Company holds minimal amounts of U.S. dollar denominated cash, purchasing on an as needed basis to cover U.S. dollar denominated payments.  At August 31, 2011, U.S. dollar denominated accounts payable and accrued liabilities amounted to $252 thousand (2010 -$290 thousand ).  Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase or decrease in loss for the year and comprehensive loss of $25 thousand (2010 - $29 thousand).  The Company does not have any forward exchange contracts to hedge this risk.

The Company does not invest in equity instruments of other corporations.

(c) Capital management

The Company's primary objective when managing capital is to ensure that it has sufficient cash resources to fund its development and commercialization activities and to maintain its ongoing operations.  To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or by securing strategic partners.

The Company includes cash and cash equivalents and short-term deposits in the definition of capital.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital management strategy during the three months ended August 31, 2011.

TRANSISITON TO IFRS

Explanation of Transition to International Financial Reporting Standards

As stated above, the financial statements for the quarter ended August 31, 2011 are the Company’s first interim condensed consolidated financial statements prepared in accordance with IAS 34.

The accounting policies disclosed in Note 3 to the financial statements have been applied in preparing our consolidated financial statements as at and for the three months ended August 31, 2011, the comparative information presented as at and for the three months ended August 31, 2010 and the year ended May 31, 2011 and in the preparation of our opening IFRS balance sheet at June 1, 2010 (our date of transition) and the statement of financial position as at May 31, 2011.

IFRS 1 requires first time adopters to retrospectively apply all effective IFRS as of the reporting date.  However, it also provides for certain optional exemptions and certain mandatory exceptions for the first time IFRS adopters.  Details of the Company’s initial elections of IFRS 1 exemptions are described below.

In preparing our opening balance sheet, we adjusted amounts reported previously in our consolidated financial statements prepared in accordance with Canadian GAAP.  An explanation of how the transition from Canadian GAAP to IFRS has affected our financial position, financial performance and cash flows is set out in the following tables and notes that accompany the tables.

Initial elections upon adoption of IFRS

Under IFRS 1 the following applicable exemption applied to the Company’s conversion from Canadian GAAP to IFRS.

(i)
Share Based Payments: The Company may elect not to apply IFRS 2, Share-Based Payments, to equity instruments which vested before the Company’s date of transition to IFRS.   The Company elected not to apply IFRS 2 to equity instruments which vested before the date of transition to IFRS.

(ii)
Business combinations:  The Company applied the business combinations exemption to not apply IFRS 3, Business Combinations, retrospectively to past business combinations. Accordingly, we have not restated business combinations that took place prior to the Transition Date. In addition, and as a condition under IFRS 1 for applying this exemption, goodwill relating to business combinations that occurred prior to the Transition Date was tested for impairment as described in note 15 (b)(i).

Reconciliation of financial position and shareholders’ equity

		June 1, 2010				May 31, 2011
			Effect of				Effect of
		Canadian	transition to			Canadian	transition to
	Notes	GAAP	IFRS	IFRS		GAAP	IFRS	IFRS

Current
Cash and cash equivalents		$ 667	$ -	$ 667		911	-	911
Short-term investments		247	-	247		-	-	-
Prepaid expenses and other assets		636	-	636		388	-	388
Total Current Assets		1,550	-	1,550		1,299	-	1,299
Non-Current
Equipment		147	-	147		99	-	99
Goodwill	(b) (i)	606	(606)	-	(b) (i)	606	(606)	-
Total Non-Current Assets		753	(606)	147		705	(606)	99
Total Assets		2,303	(606)	1,697		2,004	(606)	1,398

LIABILITIES
Current
Accounts payable		387	-	387		215	-	215
Accrued liabilities		1,458	-	1,458		944	-	944
Promissory note payable		1,000		1,000		-	-	-
Total Current Liabilities		2,845	-	2,845		1,159	-	1,159
SHAREHOLDERS' EQUITY
Share capital
Common shares		163,920	-	163,920		168,787	-	168,787
Stock options	(b) (ii)	3,704	99	3,803	(b) (ii)	1,156	56	1,212
Contributed surplus		14,875	-	14,875		18,988	-	18,988
Warrants		1,039	-	1,039		1,032	-	1,032
Deficit	(b) (i) (ii)	(184,080)	(705)	(184,785)	(b) (i) (ii)	(189,118)	(662)	(189,780)
Total Equity		(542)	(606)	(1,148)		845	(606)	239
Total Equity and Liabilities		2,303	(606)	1,697		2,004	(606)	1,398

Reconciliation of financial position and shareholders’ equity (continued)

		August 31, 2010
			Effect of
		Canadian	transition to
	Notes	GAAP	IFRS	IFRS

Current
Cash and cash equivalents		$ 227	$ -	227
Short-term investments		-	-	-
Prepaid expenses and other assets		747	-	747
Total Current Assets		974	-	974
Non-Current
Equipment		135	-	135
Goodwill	(b) (i)	606	(606)	-
Total Non-Current Assets		741	(606)	135
Total Assets		1,715	(606)	1,109

LIABILITIES
Current
Accounts payable		736	-	736
Accrued liabilities		1,137	-	1,137
Promissory note payable		1,500		1,500
Total Current Liabilities		3,373	-	3,373
SHAREHOLDERS' EQUITY
Share capital
Common shares		163,920	-	163,920
Stock options	(b) (ii)	3,715	90	3,805
Contributed surplus		15,330	-	15,330
Warrants		622	-	622
Deficit	(b) (i) (ii)	(185,245)	(696)	(185,941)
Total Equity		(1,658)	(606)	(2,264)
Total Equity and Liabilities		1,715	(606)	1,109

Reconciliation of consolidated statement of loss and comprehensive loss for the three months ended August 31, 2010
			Effect of
		Canadian	transition to
	Note	GAAP	IFRS	IFRS

REVENUE		$ -	$ -	$ -

EXPENSES
Research and development	b (ii) (iv)	489	25	514
General and administrative	b (ii) (iv)	589	29	618
Stock-based compensation	b (ii) (iv)	49	(49)	-
Depreciation of equipment	b (ii) (iv)	14	(14)	-
Operating expenses		1,141	(9)	1,132
(Loss) from operations		(1,141)	9	(1,132)
Finance expense		28	-	28
Finance income		(4)	-	(4)
Net Financing expense (income)		24	-	24
Net loss and other comprehensive loss for the period		$ 1,165	$ (9)	$ 1,156

Basic and diluted loss per share		$ 0.12		0.12

Material adjustments to the Statement of Cash Flows for the three months ended August 31, 2010

Consistent with the Company’s accounting policy under IAS 7, Statement of Cash Flows, interest paid and received have been moved to the body of the Statement of Cash Flows, as an element of cash flows from investing activities or financing activities whereas it was previously disclosed as supplementary information. There are no material differences between the statement of cash flows presented under IFRS and the statement of cash flows presented under previous Canadian GAAP.

Reconciliation of consolidated statement of loss and comprehensive loss for the year ended May 31, 2011
			Effect of
		Canadian	transition to
	Note	GAAP	IFRS	IFRS

REVENUE		$ -	$ -	$ -

EXPENSES
Research and development	b (ii) (iv)	2,298	220	2,518
General and administrative	b (ii) (iv)	2,101	319	2,420
Stock-based compensation	b (ii) (iv)	526	(526)	-
Depreciation of equipment	b (ii) (iv)	56	(56)	-
Operating expenses		4,981	(43)	4,938
(Loss) from operations		(4,981)	43	(4,938)
Interest expense		71	-	71
Interest income		(14)	-	(14)
Net financing expense (income)		57	-	57
Net Loss and other comprehensive loss for the period		5,038	(43)	4,995

Basic and diluted loss per share		$ 0.38		0.38

Material adjustments to the Statement of Cash Flows for the year ended May 31, 2011

Consistent with the Company’s accounting policy under IAS 7, Statement of Cash Flows, interest paid and received have been moved to the body of the Statement of Cash Flows, as an element of cash flows from investing activities or financing activities whereas it was previously disclosed as supplementary information. There are no material differences between the statement of cash flows presented under IFRS and the statement of cash flows presented under previous Canadian GAAP.

(a)	Mandatory exceptions upon adoption of IFRS

Estimates
In applying IFRS upon initial adoption, hindsight is not used to create or revise estimates.  Estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policy.

(b)	Impact on accounting policies upon adoption of IFRS

The key areas where the Company has identified that accounting policies differ, or where accounting policy decisions were necessary that impacted the Company’s consolidated interim financial statements, are discussed below.

(i)	Goodwill:

Under Canadian GAAP, goodwill was reviewed for impairment annually and whenever events or circumstances indicated that the carrying amount of goodwill in a reporting unit exceeded its fair value.  Goodwill impairment was calculated using a two-step process.  The first step required an identification of impairment loss, if any, by comparing the carrying value of the reporting unit to the fair value, which in turn was determined based on the market capitalization of the Company.  Under Canadian GAAP this test was performed at the reporting unit level which is defined as an operating segment or one level below.  The Company only had one operating segment or component which is the development of anticancer product candidates.  In the Company’s case the first test always showed a higher fair value than carrying value and as such we were not required to proceed to step two, as no indicator of impairment existed.

Under IFRS, IAS 36 Impairment of Assets (“IAS 36”), there is no longer a two-step process; rather, the Company is required to make a formal estimate of the recoverable amount and the carrying amount of a cash generating unit (“CGU”) that is subject to impairment testing.  The recoverable amount under IAS 36 is compared to the higher of fair value less costs to sell or value in use.

Impairment testing under IAS 36 is performed at the CGU level which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other CGUs or groups of assets.  For the Company, this requirement results in testing at a lower level than under Canadian GAAP.  Based on our knowledge and historical transactions, the Company has identified three separate CGUs that represent each of our product platforms as they could have the ability to generate independent cash inflows  As the goodwill balance of $606 thousand related to our acquisition of a private company in 1999,and the Antisense product platform contained therein, we have tested goodwill impairment on that CGU specifically for which the entire balance of goodwill has been allocated. There are no other assets subject to IAS 36 impairment testing in this CGU.

Under IAS 36, where the recoverable amount of a CGU subject to impairment testing is compared to the asset’s value in use, any future cash flows expected to be provided by the CGU are discounted.  The discounted cash flow model under IAS 36 indicates that only supportable evidence may be used in the calculations and should generally not use cash flows estimates beyond of a five-year period.

Transition impact: As a result of the application of IFRS, the Company recognized an impairment charge of the entire goodwill balance of $606 thousand as of the Transition Date related to goodwill as the carrying amount of that CGU exceeded its recoverable amount which the Company has determined to be nil.  The impact of the change in applying IFRS at the date of transition and as at May 31, 2011 is summarized as follows:

  Consolidated statement of financial position:
	June 1, 2010	August 31, 2010	May 31, 2011
	$	$	$
Decrease in goodwill	(606)	(606)	(606)
Increase in deficit	606	606	606

There was no impact to the consolidated statement of loss and comprehensive loss.

(ii)	Share based payments:

IFRS 2, Share-based Payments, requires the fair value of each tranche of share options be amortized over their respective vesting period. Canadian GAAP allows for both the aforementioned method as well as the straight-line method of amortizing these costs. Under Canadian GAAP, forfeitures of share options can be accounted for at the time that they occur, whereas under IFRS, the number of share options that would ultimately vest is amortized over their respective vesting period.

Under Canadian GAAP, for share-based awards with graded vesting, the Company recognizes the fair value of the award (all tranches) on a straight-line basis over the underlying vesting period.  In addition under Canadian GAAP the Company does not apply a forfeiture rate.  The impact of applying the revised amortization method as well as applying an estimated forfeiture rate to the value of unvested options at the date of transition and as at May 31, 2011 is summarized as follows:

Consolidated interim statement of loss and comprehensive loss for the three months ended August 31, 2010:

$
Decrease in share-based compensation:	(9)

Consolidated statement of loss and comprehensive loss for the year ended May 31, 2011:

$
Decrease in share-based compensation:	(43)

Consolidated statement of financial position:

	June 1, 2010	August 31, 2010	May 31, 2011
	$	$	$
Increase (Reduction) of Stock Option Equity Account	99	(9)	(43)
Increase (Decrease) in deficit	99	(9)	(43)

The Company will apply the requirements of estimating a forfeiture rate on stock options as prescribed under IFRS 2 and continue to amortize the fair value of each tranche of stock options over the related vesting period.

(iii)	Estimates

In applying IFRS upon initial adoption, hindsight is not used to create or revise estimates. Estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

There were no changes in our internal controls over financial reporting during the quarter ended August 31, 2011 that materially affected or are reasonably likely to materially affect, internal controls over financial reporting.

UPDATED SHARE INFORMATION

As at November 10, 2011, the Company had 21.2 million common shares issued and outstanding and common share purchase warrants convertible into 9.8 million common shares. In addition, the Company had issued and outstanding 1.2 million stock options to purchase an equal number of common shares.

SUBSEQUENT EVENTS

The Company disclosed in its management information circular dated October 28, 2011 that it would like to amend the exercise price of the November 2010 warrants from the $1.33 current exercise price to an exercise price equal to the 5-day volume weighted average trading price of the common shares of the Corporation on the Toronto Stock Exchange on the date of the approval of the shareholders to such amendment at the annual and special meeting (to be held on November 29, 2011), plus a 10% premium (to be rounded up).  The Company has not yet determined the impact the potential re-pricing may have on the financial statements.

ADDITIONAL INFORMATION

Additional information relating to Lorus, including Lorus' 2011 annual information form and other disclosure documents, is available on SEDAR at www.sedar.com.